FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 22, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc
(LSE: SIG and NYSE: SIG)                                           22 March 2006

                             NOTICE OF ANNOUNCEMENT

                      SIGNET GROUP PLC PRELIMINARY RESULTS

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller,  will  announce  its  Preliminary  Results,  at  12.30  p.m.  (BST) on
Wednesday 5 April 2006.

On that date there will be an analysts'  meeting in London,  at 2.00 p.m.  (BST)
and 9.00 a.m.  (EDT).  For all  interested  parties there will be a simultaneous video  webcast  available on the Signet Group web site  (www.signetgroupplc.com)
and a live telephone conference call.

A video webcast of the  presentation  is expected to be available  from close of business 5 April 2006 at www.signetgroupplc.com and on the Thomson RAW broadband network.

To help  ensure  the  conference  call  begins  in a timely  manner,  could  all participants  please dial in 5 to 10 minutes prior to the scheduled  start time.
The call details are:

   UK dial-in:              +44 (0) 20 7138 0818
   US dial-in:              +1 718 354 1171

   UK 48 hr. replay:        +44 (0) 20 7784 1024        Pass code:  8440161#
   US 48 hr. replay:        +1 718 354 1112             Pass code:  8440161#

Enquiries:

Tim Jackson, Investor Relations Director:               +44 (0) 20 7317 9700

Pamela Small, Brunswick Group:                          +44 (0) 20 7404 5959

Mahmoud Siddig, Taylor Rafferty:                        +1 212 889 4350

Signet operated 1,814  speciality  retail  jewellery  stores at 28 January 2006;
these included 1,221 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The  Galleria Of Jewelry"  and under a number of regional  names.  At the same date Signet also  operated  593 stores in the UK, where the Group trades as
"H.Samuel",  "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   March 22, 2006